Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 4 DATED OCTOBER 29, 2013
TO THE PROSPECTUS DATED AUGUST 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 26, 2013, Supplement No. 1 dated September 3, 2013, Supplement No. 2 dated September 20, 2013 and Supplement No. 3 dated October 1, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.; and
(2)	a potential indirect change of control for our advisor, dealer manager, property manager and sponsor.
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of October 28, 2013, we had accepted investors’ subscriptions for, and issued, approximately 3.5 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $56.1 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of October 28, 2013; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Potential Indirect Change of Control for Our Advisor, Dealer Manager, Property Manager and Sponsor
The prospectus is hereby supplemented to include the following information regarding the ownership of our external advisor, dealer manager, property manager and sponsor, and regarding our management and the management of our external advisor. All applicable references in the prospectus are hereby supplemented and revised accordingly.
On October 22, 2013, Cole Real Estate Investments, Inc. (“Cole”) entered into an Agreement and Plan of Merger (the “ARCP Merger Agreement”) with American Realty Capital Properties, Inc. (“ARCP”) and Clark Acquisition Company, LLC, a direct wholly owned subsidiary of ARCP (“Merger Sub”). The ARCP Merger Agreement provides for the merger of Cole with and into Merger Sub (the “ARCP Merger”), with Merger Sub surviving as a direct wholly owned subsidiary of ARCP. Cole indirectly owns and/or controls our external advisor, Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC, our dealer manager, Cole Capital Corporation, our property manager, CREI Advisors, LLC, and our sponsor, Cole Capital™. As set forth in the ARCP Merger Agreement, Christopher H. Cole, our chairman, chief executive officer and president, and Marc T. Nemer, a member of our board of directors and the Chief Executive Officer of our external advisor, will step down from their positions with us and with Cole and its affiliates immediately prior to the consummation of the ARCP Merger. The completion of the ARCP Merger is subject to various conditions.
Despite the indirect change of control that would occur for our advisor, dealer manager, property manager and sponsor upon consummation of the ARCP Merger, such entities are expected to continue to serve in their respective capacities to us following the ARCP Merger.

INAV-SUP-04C